UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 FORM 11-K
 ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].
For the fiscal year ended April 30, 2013.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].
For the transition period from              to
Commission File Number 1-13666

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Darden Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DARDEN RESTAURANTS, INC.
1000 Darden Center Drive
Orlando, Florida 32837

DARDEN SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
Benefit Plans Committee as Administrator of the
Darden Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Darden Savings Plan (the Plan) as of April 30, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule - Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP

Certified Public Accountants
Orlando, Florida
October 25, 2013

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2013

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Assets:
Investments, at fair value	$413,581,410	$220,845	$413,802,255
Common stock of Darden Restaurants, Inc. – allocated	47,113,149	181,619,780	228,732,929
Common stock of Darden Restaurants, Inc. – unallocated	—	49,126,255	49,126,255
Total investments	460,694,559	230,966,880	691,661,439
Receivables:
Employer contributions	325,717	883,904	1,209,621
Receivable for investments sold	227,343	835,723	1,063,066
Accrued dividends and interest	456,683	2,279,546	2,736,229
Notes receivable from Participants	21,428,613	—	21,428,613
Total receivables	22,438,356	3,999,173	26,437,529
Total assets	483,132,915	234,966,053	718,098,968
Liabilities:
ESOP loan	—	6,238,954	6,238,954
Interest payable	—	1,426	1,426
Total liabilities	—	6,240,380	6,240,380
Net assets available for benefits before adjustment for fully benefit-responsive investment contracts	483,132,915	228,725,673	711,858,588
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,013,138)	—	(2,013,138)
Net assets available for benefits	$481,119,777	$228,725,673	$709,845,450
Number of participants (unaudited)	72,695	18,080
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2012

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Assets:
Investments, at fair value	$361,049,398	$1,179,326	$362,228,724
Common stock of Darden Restaurants, Inc. – allocated	45,135,602	187,053,959	232,189,561
Common stock of Darden Restaurants, Inc. – unallocated	—	56,903,700	56,903,700
Total investments	406,185,000	245,136,985	651,321,985
Receivables:
Employer contributions	267,388	185,699	453,087
Accrued dividends and interest	380,021	2,134,808	2,514,829
Notes receivable from Participants	20,388,750	—	20,388,750
Total receivables	21,036,159	2,320,507	23,356,666
Total assets	427,221,159	247,457,492	674,678,651
Liabilities:
ESOP loan	—	7,302,954	7,302,954
Interest payable	—	2,036	2,036
Total liabilities	—	7,304,990	7,304,990
Net assets available for benefits	$427,221,159	$240,152,502	$667,373,661
Number of participants (unaudited)	71,039	16,545
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2013

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$37,151,185	$6,430,639	$43,581,824
Dividends and interest	7,629,166	9,247,625	16,876,791
Net investment income	44,780,351	15,678,264	60,458,615
Notes receivable from Participants activity during the year:
Interest	981,394	—	981,394
Total notes receivable from Participants activity	981,394	—	981,394
Contributions:
Participants	36,395,694	—	36,395,694
Employer	4,560,088	883,904	5,443,992
Total contributions	40,955,782	883,904	41,839,686
Total additions	86,717,527	16,562,168	103,279,695
Deductions from net assets attributed to:
Benefits paid to participants	(45,767,655)	(13,883,006)	(59,650,661)
Interest expense	—	(88,803)	(88,803)
Administrative expenses	(947,045)	(121,397)	(1,068,442)
Transfers between funds	13,895,791	(13,895,791)	—
Total deductions	(32,818,909)	(27,988,997)	(60,807,906)
Net increase (decrease)	53,898,618	(11,426,829)	42,471,789
Net assets available for benefits:
Beginning of year	427,221,159	240,152,502	667,373,661
End of year	$481,119,777	$228,725,673	$709,845,450
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2012

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(1,649,946)	15,788,519	$14,138,573
Dividends and interest	8,632,141	8,597,732	17,229,873
Net investment income	6,982,195	24,386,251	31,368,446
Notes receivable from Participants activity during the year:
Interest	854,260	—	854,260
Total notes receivable from Participants activity	854,260	—	854,260
Contributions:
Participants	35,990,040	—	35,990,040
Employer	3,542,702	457,508	4,000,210
Total contributions	39,532,742	457,508	39,990,250
Total additions	47,369,197	24,843,759	72,212,956
Deductions from net assets attributed to:
Benefits paid to participants	(35,634,475)	(11,304,824)	(46,939,299)
Interest expense	—	(51,145)	(51,145)
Administrative expenses	(706,499)	(48,969)	(755,468)
Transfers between funds	14,455,011	(14,455,011)	—
Total deductions	(21,885,963)	(25,859,949)	(47,745,912)
Net increase (decrease)	25,483,234	(1,016,190)	24,467,044
Net assets available for benefits:
Beginning of year	401,737,925	241,168,692	642,906,617
End of year	$427,221,159	$240,152,502	$667,373,661
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2013 and 2012

(1)	Description of the Plan
The following description of the Darden Savings Plan (the Plan) provides only general information. Participants should refer to official Plan documents and the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan sponsored by Darden Restaurants, Inc. (Company). The Plan, was originally effective as of June 1, 1973, but was most recently amended and restated effective as of May 1, 2012. The Plan is subject to applicable provisions of ERISA. The assets of the Plan are held and invested through the Darden Savings Plan Trust (the Trust). The Plan covers certain employees of the Company’s operating and administrative subsidiaries, and their divisions and affiliates who meet the Plan’s age and service requirements.
Participants are permitted to defer into the Plan on both an “after-tax” and “before-tax” basis. The Internal Revenue Code (the Code) limits the amount of before-tax contributions that can be made to the Plan each year. The limit for Plan participants under age 50 was generally $17,500 and $17,000 in 2013 and 2012, respectively. Generally, participants who were at least age 50 or older during the year were permitted to make an additional “catch-up contribution” of $5,500 and $5,000 in 2013 and 2012, respectively.
Employee Contributions
Qualified employees who are at least 21 years of age may immediately begin making before-tax and after-tax contributions to the Plan upon commencement of employment. Generally, qualified employees may contribute 1% to 25% of eligible compensation to the Plan. Certain management operations employees (The Capital Grille, The Old Grist Mill Tavern or Hemenway’s Seafood Grille & Oyster Bar and certain LongHorn Steakhouse managing partners) may contribute 1% to 20% of eligible compensation to the Plan. Plan participants age 50 or older, who make maximum before-tax contributions to the Plan, may generally make an additional catch-up contribution.
Employer Contributions
Generally, qualified employees who complete a year of service are eligible for Company Matching Contributions (including DSP Advantage Bonus and DSP Advantage Matching Allocations). Effective as of June 1, 2008, certain qualified employees who made a one-time irrevocable election to forego benefit accruals under Darden’s pension plan as of October 1, 2008, are eligible for a Retirement Plus Contribution (RPC).
Company Matching Contributions
The Company will make a variable matching contribution ranging from 25% to 120% of an employee’s contributions, up to the first 6% of eligible compensation contributed to the Plan. Effective July 1, 2008, certain operations employees (The Capital Grille, The Old Grist Mill Tavern or Hemenway’s Seafood Grille & Oyster Bar and certain LongHorn Steakhouse managing partners) will receive a Company Matching Contribution of 50% of the first 5% of eligible compensation contributed to the Plan. Company Matching Contributions are contributed to the Plan on a quarterly basis and are invested in Darden common stock.
DSP Advantage Bonus and DSP Advantage Matching Allocations
Prior to January 1, 2009, the Plan made DSP Advantage Bonus and DSP Advantage Matching Allocations to certain restaurant management and Restaurant Support Center administrative employees that had at least five years of service with the Company. Contributions were made in the form of Darden common stock through the ESOP portion of the Plan.
DSP Retirement Plus Contribution
The Company amended the Plan to allow for an additional non-elective Company contribution to eligible employees hired or rehired on or after June 1, 2008. The DSP RPC is intended to take the place of the cash balance portion of the Retirement Income Plan for Darden Restaurants, Inc.(RIP), which was frozen on June 1, 2008. Eligible employees who were participants in the RIP had a one-time irrevocable election to move to the Plan effective October 1, 2008 and receive the RPC. Eligible employees are automatically enrolled in the Plan and need not make contributions to the Plan to be eligible to receive the RPC. Retirement Plus Contributions are made on a quarterly basis, and equal 1.5% of eligible compensation. The Plan was amended to provide that dividends on unallocated shares of Company Stock that are in excess of ESOP loan requirements and Plan expenses may be used to fund RPC.
Distributions and In-Service Withdrawals
Active employees may take regular, hardship and DSP Advantage withdrawals from the Plan, subject to certain limitations prescribed by the Plan.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2013 and 2012

Upon termination of employment, participants are entitled to receive a distribution of their entire vested account balance. The vested portion of a participant’s account will automatically be distributed in a lump sum distribution at termination if the vested balance of a participant’s account is $1,000 or less. Terminated participants who have a vested account balance greater than $1,000 may elect either to receive a lump sum distribution or to leave their account in the Plan until attainment of age 65. The Plan charges a quarterly fee to terminated participants who leave their accounts in the Plan.
Vesting
Each participant is 100% vested in all employee contributions to the Plan and DSP Advantage Allocations, including earnings on all such amounts. Company Matching Contributions and RPC allocations are vested at a rate of 5% for each fiscal quarter beginning with the participant’s fifth quarter of service. An employee is fully vested after completion of 24 fiscal quarters of vesting service (except in the event of retirement, severance, divestiture or death) based on a participant’s years of service and is forfeited if a participant leaves prior to completing such vesting service requirements.
Plan Administration
Wells Fargo Institutional Retirement and Trust (Trustee), a business unit of Wells Fargo Bank, N.A., serves as trustee and recordkeeper of the Plan. Wells Fargo Bank, N.A. is wholly-owned by Wells Fargo & Company.
Each participant is entitled to exercise voting rights attributable to the common stock of the Company shares allocated to his or her account and is notified prior to the time that such rights are to be exercised. The Trustee will vote any allocated shares for which instructions have not been given by a participant and any unallocated shares in the same proportion as votes received.

(2)	Summary of Significant Accounting Policies

(a)Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting.
The Plan accounts for certain changes in net assets as follows:

•
Dividends and interest, net realized and unrealized gains or losses and administrative expenses of the Participant Directed Funds (excluding Company Common Stock Fund) are recognized by the Plan only as they are reflected in the Plan’s proportionate share of net increases (decreases) in the fair value of the respective funds; and

•	Net realized gains or losses are recognized by the Plan upon the sale of investment securities on the basis of weighted average cost.
Certain amounts shown in the prior periods’ financial statements have been reclassified to conform to the current year financial statement presentation.

(b)Investments
The Plan’s investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements and schedules.
The Plan also invests in a stable value fund that is a common collective trust invested in fully benefit-responsive investment contracts. As a result, in accordance with ASC 962 Plan Accounting - Defined Contribution Pension Plans, the stable value fund is included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis. The contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents principal contributions made by participants, plus interest accrued at a crediting rate established under the wrapper contract, less participant withdrawals and administrative expenses. Certain events may limit the ability of the Plan to transact at contract value, however, the Plan's management believes that the occurrence of such an event is not probable. Although such an event is not probable, an example may be a request by financial institution to terminate or partially terminate the contract at market value. Additionally, certain events may allow the issuer to terminate a fully benefit-responsive investment contract and settle at an amount different from contract value. While

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2013 and 2012

such events are not probable, a few examples include the termination of the trust holding the assets, a breach of the contract by a counterparty, or a legal or regulatory event such as an adverse ruling by a regulatory agency.
As of April 30, 2013, 40% of the Plan’s investments are in the common stock of the Company. Accordingly, changes in the value of the Company’s common stock could have a greater effect on the Plan’s financial statements than other Plan investments.

(c)Notes receivable from Participants
Notes receivable from Participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their vested account as follows: a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance in the preceding 12 months even if repaid; 50% of their vested account balance; or the vested balance in the participant’s account excluding amounts in the ESOP Fund. The loan amount may not result in loan repayments that exceed 50% of the participant’s 13 week average net take-home pay. Loan repayment terms generally may not exceed 5 years. The loans are secured by the balance in the participant’s account and bear market rates of interest. Principal and interest are paid through payroll deductions and may be repaid in full at any time without penalty.

(d)Use of Estimates
The preparation of financial statements, in accordance with accounting principles generally accepted in the United States, requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from those net assets during the reporting period. Actual results could differ from those estimates.

(e)Application of New Accounting Standards
The Plan has not adopted any new accounting standards in the current plan year. Other applicable accounting standards that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

(3)	Forfeitures
Forfeitures of nonvested Company contributions to the Plan can be used in the following order of priority, to: (i) pay Plan expenses, (ii) reinstate previously forfeited amounts to rehired employees, (iii) be applied to Company Matching Contributions, (iv) to correct errors or resolve Plan claims, or (v) be allocated to participants’ Plan accounts. During the 2013 and 2012 Plan years, $819,401 and $623,079, respectively, of forfeitures were used to cover administrative expenses of the Plan. Forfeited funds were not used for any other reason during Plan years 2013 or 2012. Additionally, as of April 30, 2013 and 2012 forfeitures available for future use totaled $7,579 and $155,342, respectively.

(4)	Choice of Investments
As of April 30, 2013, participant contributions and RPC to the Plan may be directed to 24 basic investment alternatives: RiverSource Trust Stable Capital Fund II, ASTON/TAMRO Small Cap Collective Fund, American Funds EuroPacific Growth (R6), Pimco Total Return Fund, Davis New York Venture Fund, Wellington Trust MidCap Opp Series 3, Harbor Capital Appreciation Fund, Vanguard Institutional Index Fund, Vanguard Target Retirement 2060 Fund, Vanguard Target Retirement 2055 Fund, Vanguard Target Retirement 2050 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement Income Fund, Vanguard Total Bond Market Index, Vanguard Extended Market Index, Vanguard Total International Stock Index, and Company Common Stock Fund. All Company Match Contributions are initially invested in the Darden ESOP Stock Fund; however, participants may set up a separate automatic investment fund election to diversify their Company match to other investment options in the Plan.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2013 and 2012

(5)	Investments
The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets at April 30, 2013 and 2012:

	Year Ended
	April 30, 2013	April 30, 2012
Investments at fair value:
RiverSource Trust Stable Capital Fund II, 2,945,996 and 3,068,703 shares at April 30, 2013 and 2012, respectively	$72,157,307	$71,899,707
Vanguard Institutional Index Fund, 429,953 and 442,565 shares at April 30, 2013 and 2012, respectively	62,966,632	56,705,869
ASTON/TAMRO Small Cap Collective Fund, 3,791,866 and 1,936,570 shares at April 30, 2013 and 2012, respectively	43,416,298	40,532,420
American Funds EuroPacific Growth (R6), 835,900 and 854,465 shares at April 30, 2013 and 2012, respectively	36,662,590	33,597,576
Common stock of Darden Restaurants, Inc. (including $230,746,035 and $243,957,659 of non-participant directed funds at April 30, 2013 and 2012, respectively), 5,381,739 and 5,772,629 shares at April 30, 2013 and 2012, respectively	277,859,184	289,093,261
Total dividends received by the Plan from the common stock of the Company for the years ended April 30, 2013 and 2012 were $10,994,585 and $9,778,752, respectively.

The Plan’s investments appreciated (depreciated) in value, net, as follows:

	Year Ended
	April 30, 2013	April 30, 2012
RiverSource Trust Stable Capital Fund II	$1,141,179	$1,821,048
ASTON/TAMRO Small Cap Collective Fund	5,692,187	(5,058,614)
American Funds EuroPacific Growth (R6)	3,770,801	(4,844,966)
Pimco Total Return Fund	694,182	1,581,133
Davis New York Venture Fund (Y)	2,599,091	(372,199)
Wellington Trust MidCap Opp Series 3	2,845,142	(712,628)
Harbor Capital Appreciation Fund	1,103,315	1,424,823
Vanguard Institutional Index Fund	7,866,518	1,477,799
Vanguard Target Retirement Funds	9,137,142	(149,043)
Vanguard Total International Stock Index	228,535	(320,931)
Vanguard Total Bond Market Index	49,952	170,492
Vanguard Extended Market Index	432,260	(55,411)
Common stock of Darden Restaurants, Inc.	1,590,881	3,388,551
ESOP Fund	6,430,639	15,788,519
Total	$43,581,824	$14,138,573

(6)	Fair Value Measurement
Plan investments are recorded at fair value. Shares of common stock are valued at closing market prices and shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the mutual fund at year end. Unitized funds are valued at the net asset value of units of the pooled fund held by the Plan at year end. The net asset value of a unit reflects the combined market value of the underlying mutual fund and accrued interest.
Investments in common collective trusts are carried at fair value based on the fair value of the underlying securities in which the account is invested.The common collective trust funds of the Plan consist of the following:

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2013 and 2012

(1) ASTON/TAMRO Small Cap Collective Fund's objective is to provide long term capital appreciation by focusing on bottom-up stock selection with the goal of identifying companies that possess a sustainable competitive advantage combined with an attractive valuation.
(2) Davis New York Venture Fund’s objective is long-term growth of capital. This common collective trust fund invests primarily in equity securities issued by large companies with market capitalizations of at least $10 billion.
(3) The Wellington Fund’s objective is to provide long-term total return in excess of the S&P MidCap 400 Index by investing principally in the Wellington Trust Company, NA CIF II Mid Cap Opportunities Portfolio (the “Portfolio”), which has the same objective. The Portfolio is invested primarily in a mix of large, well-known U.S. stocks valued based on their closing sales price, and short-term securities with maturities of 60 days or less valued at amortized cost, which approximates fair market value.
(4) RiverSource Trust Stable Capital Fund II (RVST Fund II) is a stable value fund managed by Amerprise Trust Company whose objective is to preserve principal and income while maximizing current income. It is invested principally in RiverSource Trust Stable Capital Fund I (RVST Fund I), which is also managed by Amerprise Truest Company and has the same objective. RVST Fund I invests in a diversified pool of high quality bonds, other short-term investments, and stable value investment contracts issued by various banks, life insurance companies and other financial institutions. RVST Fund II units can be issued and redeemed on any business day at the contract value. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than certain percentages.
There are currently no redemption restrictions on these investments.
Short-term investments are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The ESOP loan is stated at cost, which approximates fair value because the loan bears interest at rates commensurate with loans of similar credit quality and duration as of year-end. The fair values of receivables and interest payable approximate their carrying amounts due to their short duration.
The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2013:

	Fair value of assets at April 30, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$277,859,184	$277,859,184	$—	$—
Short term investments	894,387	894,387	—	—
Mutual funds:
U.S. equity securities	84,609,274	84,609,274	—	—
International equity securities	38,968,812	38,968,812	—	—
Balanced	99,703,620	99,703,620	—	—
Total mutual funds	223,281,706	223,281,706	—
Common collective trust:
Fixed income	72,157,307	—	72,157,307	—
U.S. equity securities	80,807,880	—	80,807,880	—
Total common collective trust	152,965,187	—	152,965,187	—
Unitized fixed income funds	36,660,975	—	36,660,975	—
Total	$691,661,439	$502,035,277	$189,626,162	$—

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2013 and 2012

The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2012:

	Fair value of assets at April 30, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$289,093,261	$289,093,261	$—	$—
Short term investments	2,330,906	2,330,906	—	—
Mutual funds:
U.S. equity securities	131,841,531	131,841,531	—	—
International equity securities	35,424,888	35,424,888	—	—
Balanced	71,608,594	71,608,594	—	—
Total mutual funds	238,875,013	238,875,013	—
Common collective trust:
Fixed income	71,899,707	—	71,899,707	—
U.S. equity securities	16,058,488	—	16,058,488	—
Total common collective trust	87,958,195	—	87,958,195	—
Unitized fixed income funds	33,064,610	—	33,064,610	—
Total	$651,321,985	$530,299,180	$121,022,805	$—

(7)	Common Stock of Darden Restaurants, Inc.
At April 30, 2013 and 2012, the fair value of the shares held in participant directed accounts was $47,113,149 (912,515 shares) and $45,135,602 (901,270 shares), respectively. For further information on the Company, participants should refer to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(8)	ESOP Fund
The ESOP Fund consists of common stock of the Company and cash, which is held in short-term investments. All amounts credited to participants’ ESOP accounts will be invested in the ESOP Fund. Participants are able to immediately transfer ESOP funds credited to their accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.
At April 30, 2013 and 2012, the ESOP Fund consists of 4,469,224 and 4,871,359 shares, respectively, of the Company’s common stock. Of the total shares held by the ESOP Fund, 3,517,718 shares at April 30, 2013 and 3,735,103 shares at April 30, 2012 of Company common stock have been allocated to individual participant accounts. The remaining 951,506 shares at April 30, 2013 and 1,136,256 shares at April 30, 2012 of Company common stock, which are held by the Trustee, are unallocated (suspense) shares reserved for future Company matching contributions. The shares become available for allocation to participants’ accounts as ESOP loan principal and interest is paid. At April 30, 2013, the fair value of the 951,506 unallocated Company shares was $49,126,255 and the fair value of the 3,517,718 allocated shares was $181,619,780. At April 30, 2012, the fair value of the 1,136,256 unallocated Company shares was $56,903,700 and the fair value of the 3,735,103 allocated shares was $187,053,959. Cash dividends on unallocated shares of Company stock can be used to repay promissory notes, pay Plan expenses, or fund the DSP-Retirement Plus Contributions.
The ESOP Fund has two promissory notes payable to the Company, with outstanding principal balances of $4,883,000 and $1,355,954 as of April 30, 2013 and $5,897,000 and $1,405,954 as of April 30, 2012. The notes bear interest at variable rates payable on a monthly, bi-monthly, or quarterly basis at the discretion of the Company. As of April 30, 2013 and 2012, the interest rate on the notes was 0.5532% and 0.5920%, respectively. No principal payments on the remaining notes are required until the due dates, December 15, 2014 and December 31, 2018, respectively. Any or all of the principal may be prepaid at any time. For the years ended April 30, 2013 and 2012, the ESOP Fund made principal payments of $1,064,000 and $2,340,000, respectively.

(9)	Party-in-Interest Transactions
Certain Plan investments are in common stock of the Company and money market funds managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions. The Company pays the Trustee’s administrative and trustee fees. Such fees, inclusive of fees paid by plan forfeitures and fees paid by terminated participants used to cover plan expenses, were $819,401 and $623,079 for the years ended April 30, 2013 and 2012, respectively.
Certain Plan assets are loans to participants who are employees of the Company; therefore, these transactions qualify as party-in-interest transactions. Terminated participants that elect to leave their accounts in the Plan are required to pay quarterly fees; therefore, these transactions also qualify as party-in-interest transactions. Fees paid by terminated participants were $97,112 and $82,112 for the years ended April 30, 2013 and 2012, respectively.

(10) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the accompanying financial statements to Form 5500:

	2013	2012
Net assets available for benefits per the accompanying financial statements	$709,845,450	$667,373,661
Notes receivable from Participants – deemed distributions	(784,676)	(613,007)
Net assets available for benefits per Form 5500	$709,060,774	$666,760,654

The following is a reconciliation of total deductions to net assets, net, per the accompanying financial statements to Form 5500:

	2013	2012
Total deductions per the accompanying financial statements	$60,807,906	$47,745,912
Deemed distributed notes receivable from Participants offset by total distributions	171,670	192,662
Total deductions per Form 5500	$60,979,576	$47,938,574

(11)	Tax Status
The Plan obtained its latest determination letter on July 15, 2002, in which the Internal Revenue Service stated that the Plan, as designed through November 13, 2001, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code, and therefore, the Plan qualifies under Sections 401(a) and 4975(e)(7) and the related Trust is tax exempt as of April 30, 2013. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of April 30, 2013 there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(12)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, no further contributions shall be made to the Plan by either the Company or the participants, participants would become fully vested in their employer contributions and the related Plan Trust would be used exclusively for the benefit of participants and beneficiaries after the payment of liquidation expenses. Any unallocated leveraged shares in the ESOP Fund would be sold to the Company or on the open market. The proceeds of such sale would be used to satisfy any outstanding acquisition loans and the balance of any amounts remaining would be allocated to each participant in proportion to each participant’s ESOP account balance to the total of all ESOP account balances.

(13)	Subsequent Events
There have been no subsequent events through the issuance of these financial statements on October 25, 2013.

DARDEN SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
April 30, 2013

Issuer	Face amount or number of units	Cost	Current value
Common stock of Darden Restaurants, Inc.*, **	5,381,739	$63,493,208	$277,859,184
RiverSource Trust Stable Capital Fund II	2,945,996	69,268,809	70,144,169
ASTON/TAMRO Small Cap Collective Fund	3,791,866	38,097,950	43,416,298
American Funds EuroPacific Growth (R6)	835,900	32,946,206	36,662,590
Pimco Total Return Fund	2,913,834	33,632,295	33,042,876
Davis New York Venture Fund	1,109,106	15,011,478	17,401,868
Wellington Trust MidCap Opp Series 3	968,025	17,204,298	19,989,714
Harbor Capital Appreciation Fund	390,967	17,024,307	18,191,713
Vanguard Institutional Index Fund	429,953	55,307,615	62,966,632
Vanguard Target Retirement 2060 Fund	19,766	458,287	473,801
Vanguard Target Retirement 2055 Fund	24,628	616,876	671,361
Vanguard Target Retirement 2050 Fund	243,644	5,590,274	6,183,681
Vanguard Target Retirement 2045 Fund	1,275,661	18,301,989	20,410,569
Vanguard Target Retirement 2040 Fund	252,909	5,826,494	6,444,111
Vanguard Target Retirement 2035 Fund	1,475,607	20,477,930	22,768,623
Vanguard Target Retirement 2030 Fund	184,346	4,298,203	4,686,084
Vanguard Target Retirement 2025 Fund	1,290,964	17,351,249	18,938,439
Vanguard Target Retirement 2020 Fund	230,341	5,498,303	5,882,907
Vanguard Target Retirement 2015 Fund	597,499	7,919,457	8,496,429
Vanguard Target Retirement 2010 Fund	27,743	664,359	702,719
Vanguard Target Retirement Income Fund	320,769	3,869,936	4,044,896
Vanguard Total Bond Market Index	326,543	3,649,723	3,618,099
Vanguard Extended Market Index	77,099	3,028,765	3,450,929
Vanguard Total International Stock Index	72,182	2,095,589	2,306,222
Short-term Investment Fund*	894,387	894,387	894,387
Notes receivable from Participants outstanding – interest rates ranging from 5.00% – 10.50% with varying maturities*	3,657	—	21,428,613
Total			$711,076,914

*	Party-in-interest

**	Includes unallocated shares held in the ESOP Fund as collateral for the promissory notes
See accompanying report of independent registered public accounting firm.

EXHIBITS

Exhibit Number	Description
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Darden Savings Plan has duly caused this Annual Report to be signed on its behalf by the Benefit Plans Committee (as Plan Fiduciary and administrator of the financial aspects of the Darden Savings Plan), by the undersigned hereunto duly authorized.

		By:	Benefit Plans Committee,
as Plan Fiduciary and administrator
of the financial aspects of
the Darden Savings Plan

Dated:	October 25, 2013	By:	/s/ Danielle Kirgan
Danielle Kirgan, Chairperson
Benefit Plans Committee
Darden Restaurants, Inc.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.